Mail Stop 3561

October 19, 2009

Alan M. Meckler
Chief Executive Officer
WebMediaBrands Inc.
23 Old Kings Highway South
Darien, CT 06820

> **Re:** **WebMediaBrands Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2009**
> **File No. 000-26393**

Dear Mr. Meckler:

We have reviewed your responses to our letter dated October 8, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

Projected Financial Information, page 23

1. We note your response to comment 5 in our letter dated October 8, 2009 and the inclusion of your 2009 projected financial information. We further note your statement on page 23 that you have provided "the material portions" of your 2009 projections. Please provide to us a description of the information that you exclude from your disclosure. We may have further comments after reviewing your response.

2. We also note your disclaimer that the "projected financial information does not take into account any factual circumstances or events occurring after the date they were prepared…" To the extent you are aware of changes occurring after the date the projections were prepared that would impact the information disclosed, you should provide additional disclosure to discuss those changes. For example, due to the passage of time, if you are aware of changes to your results of operations, please disclose them.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Reynolds, Esq.